300 North LaSalle
Chicago, IL 60654
Robert Goedert, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 312 862 7317	+1 312 862 2000	+1 312 862 2200
rgoedert@kirkland.com
www.kirkland.com

October 14, 2020

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brittany Ebbertt
Kathleen Collins
Edwin Kim
Larry Spirgel

Re:	Datto Holding Corp.
Registration Statement on Form S-1
Filed September 29, 2020
File No. 333-249122

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Datto Holding Corp. (f/k/a Merritt Topco, Inc.), a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated October 9, 2020, from the staff of the SEC (the “Staff”) relating to the Registration Statement previously submitted to the Staff. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment will be emailed to the Staff, and those copies will be marked to show changes from the Registration Statement on Form S-1 submitted to the SEC on September 29, 2020. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Registration Statement (the “Prospectus”) that address the Staff’s comment. In

Beijing    Boston    Dallas    Hong Kong    Houston     London    Los Angeles    Munich    New York    Palo Alto    Paris    San Francisco     Shanghai    Washington, D.C.

Securities and Exchange Commission

October 14, 2020

addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Summary Consolidated Financial Data, page 15

1.    Please revise footnote (1) to disclose the amount of stock-based compensation that will be recorded for the IPO options that vest upon effectiveness of this offering. Similar revisions should be made to the Selected Consolidated Financial Data table.

Response

In response to the Staff’s comment, the Company has revised the footnotes to the Summary and Selected Consolidated Financial Data tables to state the amount of stock-based compensation to be recorded.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 81

2.     We note that in response to prior comment 2, you removed the cohort analysis from the forepart of the filing. However, as you continue to include this information in MD&A, please revise the y-axis to disclose the amount of ARR depicted in the chart.

Response

The Company has revised the Registration Statement by adding the Y-axis to the cohort graphic.

Key Performance Metrics MSP Partners, page 83

3.     You state that ARR is calculated by multiplying the monthly run rate revenue as of a given date by 12. You also indicate that the monthly run-rate revenue is calculated by aggregating monthly subscription values as of a given date from both long-term and month-to-month subscriptions. Please revise to clarify what you mean by “as of a given date” as it relates to these calculations. If the date used is other than the last day of the period, please explain why.

Response

In response to the Staff’s comment, the Company has revised the description of ARR to clarify that ARR is calculated based on the last month of the applicable period.

Securities and Exchange Commission

October 14, 2020

Notes to Consolidated Financial Statements Note 15. Net (Loss) Income per Share, page F-39

4.     Please explain your reference to “pro forma net income” in the unaudited pro forma net income per share calculations. To the extent you intend to reflect the additional share-based compensation that you will record upon effectiveness for your IPO options, please tell us how you determined that this adjustment meets the continuing impact criteria of Article 11-02(b)(6) of Regulation S-X. Alternatively, remove the reference to pro forma net income and disclose in a footnote to the table the amount of share-based compensation that will be recognized upon effectiveness, which is excluded from your per share calculations.

Response

In response to the Staff’s comment, the Company has revised the disclosure in Note 15 to clarify that pro forma net (loss) income does not give effect to stock-based compensation expense associated with the IPO options, and has separately noted the amount of such compensation to be recognized upon effectiveness.

*    *    *    *

Securities and Exchange Commission

October 14, 2020

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Tim Weller

Datto Holding Corp.